AB 2/19

SECUR[redacted]SION

13010169

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-44734 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JRM Securities DBA Marsden, John JR Richard

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1103 Powell Avenue
(No. and Street)

Erie (City) PA (State) 16505 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Marsden, Jr. (814) 836-1800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Root, Spitznas + Smiley, Inc.
(Name – *if individual, state last, first, middle name*)

900 State Street (Address) Erie (City) PA (State) 16501 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 14 2013
REGISTRATIONS BRANCH
16

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John R. Marsden, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JRM Securities, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________

____________________

____________________

[signature]
Signature

Proprietor
Title

Linda L. Marsden
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
LINDA L. MARSDEN, NOTARY PUBLIC
CITY OF ERIE, ERIE COUNTY
MY COMMISSION EXPIRES DEC. 28, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

**Root, Spitznas & Smiley, Inc.**
Certified Public Accountants

900 State Street
Suite One
Erie, Pennsylvania 16501-1450

814-453-7731
FAX: 814-455-6799

Michael N. Barko, CPA
J. Randolph Gehrlein, CPA
James T. Scavona, CPA

# Independent Auditor's Report

**Proprietor**
**JRM Securities**

## Report on the Financial Statements

We have audited the accompanying statement of financial condition of JRM Securities as of December 31, 2012, and the related statements of income, changes in proprietor's capital and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JRM Securities as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Root Spitznas & Smiley Inc.

**ROOT, SPITZNAS & SMILEY, INC.**
January 28, 2013

# FINANCIAL STATEMENTS

## JRM SECURITIES

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2012**

**ASSETS**

| | |
|---|---|
| CURRENT ASSETS | |
| Cash | $48,307 |
| Accounts receivable | 1,742 |
| Office equipment, net of accumulated depreciation of $2,531 | 4,051 |
| Total assets | $54,100 |

**LIABILITIES**

| | |
|---|---|
| Accounts payable | $ 165 |
| Total liabilities | 165 |
| PROPRIETOR'S CAPITAL | |
| Proprietor's capital | 53,935 |
| | $54,100 |

The accompanying notes are an integral part of these statements.

**JRM SECURITIES**

**STATEMENT OF INCOME**

**Year ended December 31, 2012**

| | |
|---|---|
| Revenue | |
| Commissions | $18,979 |
| Interest income | 76 |
| Total revenue | 19,055 |
| Operating expenses | |
| Regulatory fees | 1,376 |
| Office expenses | 1,951 |
| Real estate taxes | 1,700 |
| Utilities | 1,851 |
| Telephone | 1,909 |
| Professional fees | 1,500 |
| Depreciation | 380 |
| Total operating expenses | 10,667 |
| Income before income taxes | 8,388 |
| Income taxes | - |
| NET INCOME | $ 8,388 |

The accompanying notes are an integral part of these statements.

**JRM SECURITIES**

**STATEMENT OF CHANGES IN PROPRIETOR'S CAPITAL**

**Year ended December 31, 2012**

| | |
|---|---|
| Balance at January 1, 2012 | $51,047 |
| Net income | 8,388 |
| Withdrawals by owner | ( 5,500 ) |
| Balance at December 31, 2012 | $53,935 |

The accompanying notes are an integral part of these statements.

**JRM SECURITIES**

**STATEMENT OF CASH FLOWS**

**Year ended December 31, 2012**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 8,388 |
| Adjustment to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 380 |
| Change in assets and liabilities: | |
| Increase in accounts receivable | ( 77 ) |
| Increase in accounts payable | 36 |
| Net cash provided by operating activities | 8,727 |
| Cash flows from investing activities: | |
| Purchases of office equipment | ( 3,168 ) |
| Withdrawals by owner | ( 5,500 ) |
| Net cash used in investing activities | ( 8,668 ) |
| Net decrease in cash | 59 |
| Cash at beginning of year | 48,248 |
| Cash at end of year | $48,307 |

Cash paid during the year for:

| | |
|---|---|
| Interest | $ - |
| Income taxes | $ - |

The accompanying notes are an integral part of these statements.

**NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Nature of Operations

The Proprietorship is a FINRA registered broker/dealer located in Erie, Pennsylvania whose business activities relate to the offer and sale of mutual funds to clients primarily in Northwestern Pennsylvania.

2. Estimates in Financial Statements

In preparing financial statements in conformity with U.S. generally accepted accounting principles, the Proprietorship makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The Proprietorship itself is not a tax paying entity for purposes of federal and state income taxes. Federal and state income taxes of the Proprietor are completed on his total income from all sources; accordingly, no provision for income taxes is made in these statements.

The Proprietorship abides by the provisions of FASB ASC 740, Income Taxes. FASB ASC 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in a tax return. The Proprietorship records any related interest expense and penalties, if any, as a tax expense. For the year ended December 31, 2012, there were no unrecognized tax benefits or interest and penalty expense incurred. Tax years that remain subject to examination are years 2008 and forward.

4. Concentration of Credit Risk

The Proprietorship maintains cash balances in one financial institution located in Erie, Pennsylvania. The Proprietorship's balance does not exceed the federally insured maximum of $250,000, has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Proprietorship's accounts receivable consist of commissions and trails revenue from various investment companies. The Proprietor closely monitors outstanding balances, collection losses have been historically immaterial and the Proprietor is not aware of any customer disputes or financial difficulties.

5. Cash Equivalents

For purposes of the statements of cash flows, the Proprietorship considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

**NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued**

6. Office Equipment and Related Depreciation

The Proprietorship depreciates its office equipment by use of the straight line method at rates sufficient to write off the cost of such assets over their estimated useful lives. Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized.

7. Date of Management's Review

The Proprietor has evaluated subsequent events through January 28, 2013, the date the financial statements were available to be issued.

**NOTE B - NET CAPITAL REQUIREMENTS**

The Proprietorship is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Proprietorship had net capital of $49,884, which was $44,884 in excess of its required net capital of $5,000. The Proprietorship's net capital ratio was .003 to 1.

# SUPPLEMENTAL INFORMATION

**JRM SECURITIES**
**SCHEDULE I**
**COMPUTATION OF NET CAPITAL**

**Year ended December 31, 2012**

| | |
|---|---|
| **COMPUTATION OF NET CAPITAL** | |
| Total proprietorship's capital | $53,935 |
| Less proprietorship's capital not allowable | - |
| Total proprietorship's capital qualified for Net Capital | 53,935 |
| Additions | - |
| Total capital and allowable subordinate liabilities | 53,935 |
| Deductions and/or charges: | |
| Total nonallowable assets | ( 4,051 ) |
| Other additions and/or credits | - |
| Net capital before haircuts on securities positions | 49,884 |
| Haircuts on securities | - |
| Net Capital | $49,884 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | |
| Total aggregate indebtedness liabilities | $ 165 |
| Additions | - |
| Total aggregate indebtedness | $ 165 |
| Percentage of aggregate indebtedness to net capital | .33% |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital required | $ 11 |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $44,884 |
| Excess net capital at 120% | $43,884 |

No material differences exist between the above computations and those reported on the unaudited FOCUS report.

**JRM SECURITIES**
**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**PURSUANT TO RULE 15c3-3**

**Year ended December 31, 2012**

This schedule is not applicable for JRM Securities as it claims a K(1) exemption.

**JRM SECURITIES**
**SCHEDULE III**
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**

**Year ended December 31, 2012**

This schedule is not applicable for JRM Securities as it claims a K(1) exemption.

**JRM SECURITIES**
**SCHEDULE IV**
**RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3**

**Year ended December 31, 2012**

This schedule is not applicable for JRM Securities as it claims a K(1) exemption.

**Root, Spitznas & Smiley, Inc.**
Certified Public Accountants

900 State Street
Suite One
Erie, Pennsylvania 16501-1450

814-453-7731
FAX: 814-455-6799

Michael N. Barko, CPA
J. Randolph Gehrlein, CPA
James T. Scavona, CPA

# Independent Auditor's Report on Internal Control Structure

**Proprietor**
**JRM Securities**

In planning and performing our audit of the financial statements and supplemental schedules of JRM Securities, as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Proprietorship's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Proprietorship's internal control. Accordingly, we do not express an opinion on the effectiveness of the Proprietorship's internal control.

Also, as required by Rule 17a-5(g)(1)of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Proprietorship including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisions, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The Proprietor of the Proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by the Proprietor are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide the Proprietor with reasonable but not absolute assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the Proprietor's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

## Independent Auditor's Report on Internal Control Structure -continued

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow the Proprietor or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Proprietorship's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Proprietor, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Root Spitznas & Smiley Inc.

**ROOT, SPITZNAS & SMILEY, INC.**
January 28, 2013

FINANCIAL STATEMENTS AND REPORTS
OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
JRM SECURITIES
December 31, 2012

**Root, Spitznas & Smiley, Inc.**
*Certified Public Accountants*

FINANCIAL STATEMENTS AND REPORTS
OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
JRM SECURITIES
December 31, 2012